UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

Beloved's Bakery and Cafe, LLC

(Name of Issuer)

299 E Plumb Lane, Suite 129
Reno, NV 89502
https://www.belovedsbread.com

(Physical Address & Website of Issuer)

Nevada	**Limited Liability Company**	**April 14, 2023**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees: 18

As of December 31, 2024

Total Assets	$	140,380.21
Cash & Cash Equivalents	$	60,535.06
Accounts Receivable	$	-
Short-Term Debt	$	129,543.68
Long-Term Debt	$	317,428.19
Revenues/Sales	$	696,039.30
Cost of Goods Sold	$	433,164.95
Taxes Paid	$	-
Net Loss	$	(268,317.21)



April 30, 2025

Beloved’s Bakery and Cafe, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR”) is being furnished by Beloved’s Bakery and Cafe, LLC, an Nevada Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The company filing this Form C-AR for an offering made in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the “**Securities Act**”) and pursuant to Regulation Crowdfunding must file an annual report with the Commission and post the report on its website no later than 120 days after the end of the Company’s fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “**Exchange Act**”);
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) Has sold securities in reliance on section 4(a)(6) of the Securities Act and is filing, to the extent required, the ongoing annual reports required by this part; and
6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFERING OF SECURITIES.

NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:

1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. SEE THE SECTION OF THIS FORM C-AR ENTITLED "RISK FACTORS”.

THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C-AR. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C-AR OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C-AR AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C-AR.

INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO AN INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

COMPANY SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C-AR. You should read this entire Form C-AR carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A. Our fiscal year ends December 31st.

Beloved's Bakery and Cafe, LLC
299 E Plumb Lane, Suite 129
Reno, NV 89502
https://www.belovedsbread.com

Introduction

Beloved's Bakery and Cafe, LLC is a mission-driven, bakery and café based in Reno, Nevada. It's location in Reno is very central, highly accessible with lots of parking, great traffic flow and a lot of community support. All along with a tremendous investment by the building owners for the beautiful build outs and renovations. The business emphasizes long fermentation techniques, seasonal menus, and transparent ingredient sourcing from regional farms.

History

Beloved's Bakery and Cafe, LLC was incorporated in Nevada on April 14, 2023. While this legal entity was established in 2023 our operations began in 2020 under a predecessor LLC focused on artisan bread production and farmers market sales. It began as a sourdough bread booth at local farmers markets and has since evolved into a full-scale retail café, launched in 2024, serving artisan breads, laminated pastries, and farm-to-table breakfast and lunch offerings. The company's growth is rooted in community support and a strong customer base built over years of consistent market presence and wholesale partnerships with restaurants.

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RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN.

Risks Related to Our Business & Industry

Company related risks
Beloved's Bakery business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company opts to operate in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Limited services
Beloved's Bakery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of accounting controls
Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition
The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Beloved's Bakery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Beloved's Bakery's core business or the inability to compete successfully against the with other competitors could negatively affect Beloved's Bakery's financial performance.

Reliance on management
As a securities holder, you will not be able to participate in Beloved's Bakery's management or vote on and/or influence any managerial decisions regarding Beloved's Bakery. Furthermore, if the founders or other key personnel of Beloved's Bakery were to leave Beloved's Bakery or become unable to work, Beloved's Bakery (and your investment) could suffer substantially.

Financial forecasts risks
The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Beloved's Bakery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Beloved's Bakery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The company might need more capital
Beloved's Bakery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Beloved's Bakery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Beloved's Bakery
Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Beloved's Bakery's financial performance or ability to continue to operate. In the event Beloved's Bakery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Lack of ongoing information
Beloved's Bakery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Beloved's Bakery is allowed to stop providing annual information in certain circumstances.

Changes in laws
Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Beloved's Bakery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of interest with companies and their management
In many ways, your interests and the interests of Beloved's Bakery's management will coincide: you both want Beloved's Bakery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Beloved's Bakery to act conservative to make sure they are best equipped to repay the Note obligations, while Beloved's Bakery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other natural disasters and catastrophic events, and to interruption by man-made problems such as war and terrorism.
A significant natural disaster or other catastrophic event, such as an earthquake, fire, flood, power outage, telecommunications failure, cyberattack, war, terrorist attack, sabotage, other intentional acts of vandalism or misconduct, geopolitical event, pandemic, or other public health crisis, such as the COVID-19 pandemic, or other catastrophic occurrence could adversely affect our business, results of operations, financial condition, and prospects. For example, the COVID-19 pandemic led to certain business disruptions, including travel bans and restrictions, shelter-in-place orders, and the postponement or cancellation of major events, which affected the economy as a whole, and, although we saw increased growth in our user base during the COVID-19 pandemic, a future pandemic or similar health event could adversely affect our business, results of operations, financial condition, and prospects. Furthermore, escalation of geopolitical tensions, including as a result of escalations in the ongoing conflict between Russia and Ukraine, or the recent escalation of conflict between Israel and the Palestinians, could have a broader impact that expands into other markets where we do business, which could adversely affect our business, vendors, partners, or the economy as a whole. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services or disruptions in our activities or the activities of our vendors, partners, or the economy as a whole. All of the

aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, results of operations, financial condition, and prospects.

Risks Related to Investment in our Securities

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment.

The Revenue Sharing Notes will not be freely tradable until one year from the initial purchase date. Although the Revenue Sharing Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Revenue Sharing Notes. Because the Revenue Sharing Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Sharing Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Revenue Sharing Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Revenue Sharing Notes may also adversely affect the price that you might be able to obtain for the Revenue Sharing Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Revenue Share Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

You might lose your money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Beloved's Bakery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Inability to sell your investment
The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

No registration under securities laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Beloved's Bakery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete offering information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm).

Uninsured losses
Although Beloved's Bakery will carry some insurance, Beloved's Bakery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Beloved's Bakery could incur an uninsured loss that could damage its business.

Future investors might have superior rights
If Beloved's Bakery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The company is not subject to the corporate governance requirements of the national securities exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Beloved's Bakery or management), which is responsible for monitoring Beloved's Bakery's compliance with the law. Beloved's Bakery will not be required to implement these and other investor protections.

You have a limited upside
Notes include a maximum amount you can receive. You cannot receive more than that even if Beloved's Bakery is significantly more successful than your initial expectations.

You do have a downside
Conversely, if Beloved's Bakery fails to generate enough revenue, you could lose some or all of your money.

Payments and return are unpredictable
Because your payments are based on the revenue of Beloved's Bakery, and the revenue of Beloved's Bakery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The notes are unsecured and uninsured
The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination
The Notes shall be subordinated to all indebtedness of Beloved's Bakery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of guaranty
The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of individual rights in event of default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Tax treatment

We have not promised you any particular tax outcome from buying or holding the Note.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C-AR include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C-AR.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C-AR primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled "RISK FACTORS" and elsewhere in this Form C-AR. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C-AR. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C-AR relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C-AR to reflect events or circumstances after the date of this Form C-AR or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C-AR, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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MARKET & INDUSTRY DATA

This Form C-AR contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

THE COMPANY

Business & Anticipated Business Plan

Beloved's Bakery, now proudly established at the Reno Public Market, is a community-rooted bakery and café specializing in organic, artisanal sourdough breads, pastries, and farm-forward meals. Built on years of experience farming, baking, and growing a loyal customer base through farmers markets and wholesale accounts, Beloved's Bakery embodies values of sustainability, nourishment, and connection. With a strong brand presence and a skilled team, the company's next phase focuses on increasing daily revenue through expanded menu offerings, scaling production for café service and wholesale relaunch, enhancing digital infrastructure, optimizing operations, and building positive cash flow. Long-term plans include exploring additional retail locations and regional product distribution.

Opportunity

The opportunity for Beloved's Bakery lies in serving an established customer base within the Reno Public Market, utilizing existing bakery infrastructure and brand recognition built through farmers markets and wholesale channels. The location provides consistent foot traffic and access to a regional market interested in artisanal, organic foods.

Why Us?

Beloved's Bakery has built a strong foundation through years of research, development, and successful sales at farmers markets and its first location in the Reno. Beloved's Bakery enjoys established revenue streams, strong customer retention, and growing brand recognition, making this next phase of growth a natural progression. With wholesale accounts ranging from large casinos to small local shops.

The Team

Zach Condron, Lead Baker and Director of Operations
A magician in the bakery and lover at heart. Absolutely obsessed with bread, quality, and craft, no stoned is left unturned in the bakery without Zach's hands, eyes, or mind. Dedicated to the team and inspired to have a familial workplace with professional quality at every turn, the bakery's heartbeat is because of his efforts. In another life Zach walked the CPA route and his knack for numbers and attention to detail is a blessing in the bakery. A 5th generation Nevadan, our head baker and business leader has found his purpose in giving back to his families long standing home as one of the community's bakers.

Products & Services

Product / Service	Development Stage	Description	Market
Sourdough Breads	Developed and launched	Differing flavors intended to meet a variety of customers preferences	Locals and visitors in Reno, NV
Yeasted Pastries	Developed and launched	Differing flavors intended to meet a variety of customers preferences	Locals and visitors in Reno, NV
Sandwiches	Developed and launched	Differing flavors intended to meet a variety of customers preferences	Locals and visitors in Reno, NV

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation	Business Experience
Zachary Condron	N/A	Beloved's Bakery, Owner *April 2023 – Present* Oversees general business and operations of the company. Sets vision and strategy.	Beloved's Bakery, Owner *April 2023 – Present*	Beloved's Bakery, Owner *April 2023 - Present* The Pizza Collective, Owner 2017-2020 Eide Bailly, Audit and Tax Associate *2019-2021*

		Oversees company financial performance.		Prema Farms, Assistant Farmer *2018-2020* Ernst and Young, Audit Associate *2016-2018*

Legal Matters

<u>Covered Persons</u>
Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

<u>Governmental/Regulatory Approval and Compliance</u>
The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies. The Company is also subject to periodic inspections by local, state, and/or federal health departments to ensure compliance with applicable health and safety standards. Non-compliance may result in fines, operational restrictions, or other regulatory actions.

<u>Litigation</u>
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

<u>Bad Actor Disclosure</u>
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

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DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C-AR and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.

Results of Operations

Beloved's Bakery and Cafe LLC (referred to as the "Company," "Beloved's Bakery and Cafe" "we," "us," or "our") was formed on April 14, 2023, as a Nevada limited liability company. While this legal entity was established in 2023, its operations began in 2020 under a predecessor LLC focused on artisan bread production and farmers market sales.

Over time, the business expanded to include wholesale distribution to restaurants and a growing direct-to-consumer following. In 2024, the Company opened its first brick-and-mortar location in Reno, Nevada. We specialize in organic sourdough breads, laminated pastries, and farm-to-table café offerings made with locally and regionally sourced ingredients.

As of December 31, 2024, the Company reported a net loss and may continue to incur losses before achieving sustained profitability (see Note 3). We intend to fund operations through revenue growth and additional capital contributions from the founder. These financial statements do not include any adjustments that might result from these uncertainties.

Material Changes and Trends

2024 was a foundational year for the business, marked by the buildout and launch of the cafe location. The business incurred significant startup-related expenses, including equipment purchases and operational costs that are not expected to recur at the same level in future periods. While this resulted in a net operating loss, this phase established the core infrastructure of the business and positioned it for future revenue growth and operational stability.

Liquidity and Capital Resources

As of December 31, 2024, the company had $60,535.06 in cash on hand. Liquidity challenges were evident throughout the year, with operating cash outflows exceeding inflows by a substantial margin. The company addressed these needs by raising $324,000 (principal amount, net of fees) through debt-based financing activities, which includes the $124,000 (principal amount) revenue share note raised in late 2023. However, after owner draws and sustained losses, total owner's equity stood at $(306,591.66), reflecting negative equity due to initial losses and withdrawals.

Capital Expenditures and Other Obligations

In 2024, the company made capital investments totaling $71,905.67, related to leasehold improvements, equipment purchases, or furnishings for the new cafe location. No debt service obligations were shown in the cash flow summary, but future obligations may exist depending on the structure of any financing received. The equity summary also notes owner draws of $(29,432.94), reflecting distributions to the owner during the period.

_____

OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (if converted prior to Offering)
Revenue Share Note	$124,000.00 Principal Amount	$114,041.17 Principal Amount	N/A	The revenue sharing notes will be repaid to investors at a rate of 3.7% of monthly gross revenue until 1.4x of initial investment is repaid.	N/A	0%
Limited Liability Company Interests	N/A	100%	Full voting authority	N/A	N/A	100%

Principal Security Holders

As of the date hereof, the Company is wholly owned by Zachary Condron.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
Zachary Condron	Limited Liability Company Interests	N/A	100%

Exempt Offerings Conducted Within the Past Three Years

Date of Offering	Exemption	Securities Offered	Amount Sold	Use of Proceeds
12/08/2023	Regulation Crowdfunding	Revenue Sharing Note	$124,000.00	Buildout, equipment, and furniture

Material Terms of Any Debt

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Individual Lender 1	$95,890.28	9.5% APR	March 31, 2029	Secured by a piece of property owned by Zachary Condron. Interest-only payments due quarterly for first two years (starting June 30, 2024); principal + interest amortized quarterly starting June 30, 2026: balloon payment due at maturity
Individual Lender 2	$83,255.45	10% APR	June 30, 2034	Unsecured; Interest-only payments quarterly from July 1,

				2024 to April 1, 2029 ("Pre-Conversion Period"); principal optional during this period; converts to amortized payments starting July 1, 2029 for 5 years
Individual Lender 3	$24,241,29	10% APR	August 7, 2032	Unsecured; 96-month term beginning August 7, 2024
Mainvest (Reg CF) Investors	$114,041.17	Revenue share	Until 1.4x is repaid	3.7% of monthly gross revenue until cap is reached
The Pizza Collective, LLC	$55,922.79	None	None	Business loan with no interest rate or maturity
Business Line of Credit	$35,764.92	Variable (12-18%)	Revolving	Secured against operating funds; payable on demand.
Wells Fargo Credit Card	$33,445.51	Variable (est. 18%+)	Revolving	Unsecured credit card
Platinum Card	$4,410.46	Variable (est. 18%+)	Revolving	Unsecured credit card

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

To the best of our knowledge the Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
The Pizza Collective, LLC	Separate entity wholly owned by Zachary Condron	$55,922.79	Business loan with no interest rate or maturity
Zachary Condron	Founder	$13,030.21	Capital contribution

_____

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Zachary Condron, certify that the accompanying unaudited financial statements of Beloved's Bakery and Cafe, LLC, comprised of the balance sheet and the related statements of income (deficit), stockholder's equity, and cash flows for the fiscal years ended December 31, 2024, and the related notes to said financial statements (collectively, the "**Financial Statements**"), are true and complete in all material respects; and

/s/ Zachary Condron
(Signature)

Zachary Condron
(Name)

Owner
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Zachary Condron
(Signature)

Zachary Condron
(Name)

Owner
(Title)

April 30, 2025
(Date)

EXHIBITS

Exhibit A   Financial Statements

_____

Beloved's Bakery and Cafe, LLC

Unaudited Financial Statements for the Fiscal Year Ending December 31, 2024

Balance Sheet

Beloved's Bakery and Cafe, LLC
Accrual Basis
As of December 31, 2024

Location is Beloved's Bakery and Cafe, LLC.

	DEC 31, 2024
Assets	
Current Assets	
Cash and Cash Equivalents	
BUSINESS CHECKING ...4149	60,535.06
Total Cash and Cash Equivalents	**60,535.06**
Total Current Assets	**60,535.06**
Fixed Assets	
Cafe Buildout	1,000.00
Restaurant Equipment	78,845.15
Total Fixed Assets	**79,845.15**
Total Assets	**140,380.21**
Liabilities and Equity	
Liabilities	
Current Liabilities	
BUSINESSLINE LINE OF CREDIT ..	35,764.92
Pizza Collective CHK ...6269	55,922.79
PLATINUM CARD ...2448	4,410.46
WELLS FARGO SIGNIFY BUSINE#001	33,445.51
Total Current Liabilities	**129,543.68**
Long Term Liabilities	
Individual Lender 1	95,890.28
Individual Lender 2	83,255.45
Individual Lender 3	24,241.29
Mainvest (Reg CF) Investors	114,041.17
Total Long Term Liabilities	**317,428.19**
Total Liabilities	**446,971.87**
Equity	
Current Year Earnings	(268,317.21)
Owner's Capital: Owner's Draw	(29,432.94)
Owner's Capital: Owner's Investment	13,030.21

	DEC 31, 2024
Retained Earnings	(21,871.72)
Total Equity	**(306,591.66)**
Total Liabilities and Equity	**140,380.21**

Doc ID: 76f09466d5da03bd88cbac57b2bf3da99230d722

Income Statement (Profit and Loss)

Beloved's Bakery and Cafe, LLC
Accrual Basis
For the year ended December 31, 2024
Location is Beloved's Bakery and Cafe, LLC

	2024
Income	
Refund of Sales	(44.20)
Sales	696,083.50
Total Income	**696,039.30**
Cost of Goods Sold	
Cost of Goods Sold	224,212.70
Subcontractors	208,952.25
Total Cost of Goods Sold	**433,164.95**
Gross Profit	**262,874.35**
Operating Expenses	
Advertising	702.50
Automobile Expense	419.00
Automobile Repairs and Maintenance	43.30
Bank Service Charges	725.24
Business License & Fees	2,245.54
Dues & Subscriptions	96.00
Education and Training	2,446.20
Equipment Lease	35,889.40
Equipment rental	386.51
Gasoline	643.69
Insurance	6,308.00
Interest Expense	3,590.30
Internet	673.80
Laundry and Uniforms	2,055.28
Meals	22.69
Office Expense	623.92
Other Expense	210.98
Payroll Processing Fees	859.00
Payroll Tax Expense	45,542.15
Postage and Shipping	2,056.30
Rent Expense	66,531.35
Repairs and Maintenance	9,905.37
Sales and Use Tax	6,050.01

Doc ID: 76f09466d5da03bd88cbac57b2bf3da99230d722

	2024
Tools and Supplies	17,604.85
Travel	69.06
Utilities	31,024.62
Wages & Salaries	294,470.03
Total Operating Expenses	**531,195.09**

Operating Income

(268,320.74)

Other Income / (Expense)

Interest Income	3.53
Total Other Income / (Expense)	**3.53**

Net Income

(268,317.21)

Business Cash Flow Summary

Beloved's Bakery and Cafe, LLC
For the year ended December 31, 2024

Location is Beloved's Bakery and Cafe, LLC

	2024
Operating Activities	
Receipts from customers	696,039.30
Payments to suppliers and employees	(964,360.04)
Cash receipts from other operating activities	3.53
Net Cash Flows from Operating Activities	**(268,317.21)**
Investing Activities	
Payment for property, plant and equipment	(71,905.67)
Net Cash Flows from Investing Activities	**(71,905.67)**
Financing Activities	
Other cash items from financing activities	279,118.85
Net Cash Flows from Financing Activities	**279,118.85**
Net Cash Flows	**(61,104.03)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	65,716.30
Net cash flows	(61,104.03)
Cash and cash equivalents at end of period	4,612.27
Net change in cash for period	**(61,104.03)**

Doc ID: 76f09466d5da03bd88cbac57b2bf3da99230d722

Owner's Equity Summary

Beloved's Bakery and Cafe, LLC
Accrual Basis
For the year ended December 31, 2024

Location is Beloved's Bakery and Cafe, LLC

	2024
Equity	
Opening Balance	(21,871.72)
Current Year Earnings	(268,317.21)
Owner's Capital: Owner's Draw	(29,432.94)
Owner's Capital: Owner's Investment	13,030.21
Total Equity	**(306,591.66)**

Doc ID: 76f09466d5da03bd88cbac57b2bf3da99230d722

Beloved's Bakery and Cafe, LLC

NOTES TO FINANCIAL STATEMENTS

For the fiscal year ending December 31, 2024 (UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Beloved's Bakery and Cafe, LLC (referred to as the "Company," "Beloved's Bakery Cafe," "we," "us," or "our") was formed on **April 14, 2023**, as a **Nevada limited liability company**. While this legal entity was established in 2023, our operations began in 2020 under a predecessor LLC focused on artisan bread production and farmers market sales.

Over time, the business expanded to include wholesale distribution to restaurants and a growing direct-to-consumer following. In 2024, the Company opened its first brick-and-mortar location in Reno, Nevada. We specialize in organic sourdough breads, laminated pastries, and farm-to-table café offerings made with locally and regionally sourced ingredients.

As of **December 31, 2024**, the Company reported a net loss and may continue to incur losses before achieving sustained profitability (see Note 3). We intend to fund operations through revenue growth and additional capital contributions from the founder. These financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) and are presented on an accrual basis. These unaudited financials omit certain footnotes and disclosures typically included in annual financial statements.

The Company uses December 31 as its fiscal year-end.

Use of Estimates
Preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results may differ. Significant estimates include revenue participation obligations, future tax benefits, and valuation of liabilities.

Risks and Uncertainties
The Company operates in a highly competitive and seasonal industry, and its performance is sensitive to economic conditions, supply chain volatility, weather, and consumer preferences. These factors may materially impact financial results.

Cash and Cash Equivalents

Cash includes funds held in business checking and savings accounts. As of December 31, 2024, the Company had $60,535.06 in cash and cash equivalents.

Revenue Recognition

Revenue is recognized upon sale and delivery of baked goods and café products to the customer. Revenue is recorded net of refunds and discounts.

Cost of Goods Sold

COGS is recorded at the time revenue is recognized and includes ingredients, packaging, and direct labor attributable to product preparation.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company generated a net loss of $268,317.21 for the year ending December 31, 2024, and held a negative equity balance of $(306,591.66). Continuation of operations is dependent on increasing revenue and securing adequate funding. The financial statements do not include adjustments that may result if the Company is unable to continue as a going concern.

NOTE 4 – DEBT

As of December 31, 2024, the Company's total liabilities were $446,971.87, including the following material debt:

- Loan from Individual Lender 1 – $95,890.28 (9.5% APR, March 31, 2029)
- Loan from Individual Lender 2 – $83,255.45 (10% APR, due June 30, 2034)
- Loan from Individual Lender 3 – $24,241.29 (10% APR, due August 7, 2032)
- Mainvest Investors – $114,041.17 (revenue share up to 1.4x repayment cap)
- Revolving Accounts (credit cards and line of credit) – ~$129,543.68

These debts are reflected in the balance sheet under current and long-term liabilities.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or intends to file its income tax return for the year ending December 31, 2024. The return will remain subject to examination for three years from the date of filing. As the Company incurred a net loss during the period, any resulting deferred tax assets have been fully offset by a valuation allowance due to uncertainty of realization.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not involved in any litigation or regulatory proceedings and is unaware of any pending claims that could materially impact its financial condition.

NOTE 7 – EQUITY

As of December 31, 2024, the Company has not issued formal membership units. The Company is wholly owned and controlled by its founder, Zachary Condron, who holds 100% of the voting equity. No other equity securities, options, or convertible instruments have been issued. The equity section reflects:
- Owner's Draws: $(29,432.94)
- Owner's Capital Contribution: $13,030.21
- Current Year Loss: $(268,317.21)

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company received a capital contribution of $13,030.21 from founder Zachary Condron, who also guaranteed certain credit obligations and financed initial business operations. Additionally, the Company holds a of $55,922.79 intracompany liability due to The Pizza Collective, LLC, which is wholly owned by Zachary Condron. The liability has no intertest rate or maturity date. No other transactions with related parties occurred during the reporting period.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of this filing and determined that there are no material events requiring disclosure or adjustment to the financial statements.